UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

(Amendment No. 1)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b) *

CSK Auto Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

125965103

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,910,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,910,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,910,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.62%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,506,542

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,506,542

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,506,542

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.70%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

403,458

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

403,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

403,458

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.92%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

403,458

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

403,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

403,458

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.92%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

834,458

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

834,458

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

834,458

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.90%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast International Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,672,084

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,672,084

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,672,084

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.80%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of CSK Auto Corporation (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2007 and amends and supplements the Schedule 13G filed on August 7, 2007 (the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons (the “Reporting Persons”) filing this statement on Schedule 13G are:

-	Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).
-	Steadfast Capital Management LLC, a Delaware limited liability company (the “Investment Manager”).
-	Steadfast Advisors LLC, a Delaware limited liability company (the “Managing General Partner”).
-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).
-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).
-	Steadfast International Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(i)	Mr. Pitts beneficially owns 2,910,000 shares of Common Stock.
(ii)	The Investment Manager beneficially owns 2,506,542 shares of Common Stock.
(iii)	The Managing General Partner beneficially owns 403,458 shares of Common Stock.
(iv)	Steadfast Capital beneficially owns 403,458 shares of Common Stock.
(v)	American Steadfast beneficially owns 834,458 shares of Common Stock.

(vi)	The Offshore Fund beneficially owns 1,672,084 shares of Common Stock.
(vii)	Collectively, the Reporting Persons beneficially own 2,910,000 shares of Common Stock.
(b)	Percent of Class:

(i)        Mr. Pitts’ beneficial ownership of 2,910,000 shares of Common Stock represents 6.62% of all of the outstanding shares of Common Stock.

(ii)        The Investment Manager’s beneficial ownership of 2,506,542 shares of Common Stock represents 5.70% of all of the outstanding shares of Common Stock.

(iii)       The Managing General Partner’s beneficial ownership of 403,458 shares of Common Stock represents 0.92% of all of the outstanding shares of Common Stock.

(iv)       Steadfast Capital’s beneficial ownership of 403,458 shares of Common Stock represents 0.92% of all of the outstanding shares of Common Stock.

(v)        American Steadfast’s beneficial ownership of 834,458 shares of Common Stock represents 1.90% of all of the outstanding shares of Common Stock.

(vi)       The Offshore Fund’s beneficial ownership of 1,672,084 shares of Common Stock represents 3.80% of all of the outstanding shares of Common Stock.

(vii)      Collectively, the Reporting Persons’ beneficial ownership of 2,910,000 shares of Common Stock represents 6.62% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Investment Manager and Mr. Pitts have shared power to vote or direct the vote of 2,506,542 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 403,458 shares of Common Stock held by the Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 834,458 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 1,672,084 shares of Common Stock held by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Investment Manager and Mr. Pitts have shared power to dispose or direct the disposition of 2,506,542 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 403,458 shares of Common Stock held by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 834,458 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 1,672,084 shares of Common Stock held by the Offshore Fund.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 6, 2008

STEADFAST CAPITAL MANAGEMENT LLC

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST ADVISORS LLC

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LLC, as Managing General Partner

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LLC, as Attorney-in-Fact

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST INTERNATIONAL LTD.

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.